Exhibit 23.11

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form S-1 of Capital Bank Financial Corp. of our report dated March 15, 2011, with respect to the consolidated balance sheet of Green Bankshares, Inc. and subsidiaries (Predecessor Company) as of December 31, 2010, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2010, and to the reference to us under the heading “Experts” in such Registration Statement. Our report refers to a change, effective January 1, 2009, in the method of accounting for other-than-temporary impairments of debt securities in connection with the adoption of revised accounting guidance issued by the Financial Accounting Standards Board.

/s/ Dixon Hughes Goodman LLP

(formerly Dixon Hughes PLLC)

Atlanta, Georgia

October 31, 2012